Exhibit 99.2

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED NOVEMBER 30, 2009

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

          The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes.

          Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”) is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. We have a practice of taking undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, we look to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we would retain a percentage of ownership, in the case of a partnership, or receive a percentage royalty from the production of product resulting from a mining operation.

          Our common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the Over the Counter Bulletin Board in the United States under the symbol “PNCKF”. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

          We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp., a Washington corporation, and our Canadian operations directly and through a wholly-owned subsidiary, PNI Corp., a Canada corporation.

Exploration Projects

          We have mineral rights to a number of exploration properties in various stages of exploration in North America. We focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us. A summary of the properties is presented in the table on pages 6-7.

MAN property, Alaska

          During 2008 we entered into an option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, for it to earn up to a 75% interest in the MAN Alaska property by investing up to US$40 million. ITOCHU has reimbursed us for most expenditures incurred at MAN in 2008 and 2009. Exploration may be funded through 2014. Annually, ITOCHU has the option to either terminate their program support or sustain it. Periodically, vesting options are available to ITOCHU, as is the case currently. It is anticipated that ITOCHU will decide upon their exercising the current option opportunity in Q1 of 2010. Should it choose to exercise that option, ITOCHU has a further option in 2013.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

          The 2009 exploration program was comprised of 4,200 metres of drilling and an extensive geophysical program which included a Z-TEM airborne survey, proprietary fluxgate time domain ground EM surveys (full waveform streaming multi sensor fluxgate array), ground and airborne magnetic surveys and borehole electromagnetic surveys. The 2009 geophysical programs were considered a great success and have led to very compelling geophysical targets, which are the best targets discovered to date on the MAN property and will be the foundation for the 2010 exploration program.

          During the 2009 exploration program three drill holes were completed in the 30 km long Alpha Complex and four holes were completed in southern Beta Complex. Newly completed 2D modeling of 2009 Z-TEM data and previous 3D inversions of aeromagnetic data, as well as several widely spaced deep drill holes show a consistent presence of abnormally thick ultramafic bodies with localized deep feeders. This year's results add to the evidence that the MAN property is the main intrusive centre for Triassic magmatism that generate the extensive nickel, copper and PGE (platinum group elements) bearing ultramafic intrusions and coeval lavas within the Alaska, Yukon and BC, segments of the Wrangelia terrain. Drill results to date come from the holes targeted using the proprietary ground time domain EM survey (TEM), in conjunction with the Z-TEM airborne survey and previous ground gravity and V-TEM airborne surveys.

Highlights from the 2009 MAN drilling results include:

Drill Hole	From	To	Core length	Nickel
PNI-09-19	75.2	132.5	57.32	0.138
PNI-09-19	459.7	524.4	64.62	0.119
PNI-09-20	30.1	111.0	80.8	0.207
PNI-09-20	275	356.1	81.1	0.274
Including	324	354	30	0.302
PNI-09-21				NSV
PNI-09-22	472	476.7	4.7	0.270
PNI-09-23	16.46	124.6	108.14	0.158
PNI-09-24	150.7	356.3	205.6	0.189
including	328	340	12	0.239
PNI-09-24	416	438	22	0.212
PNI-09-24	515	529	14	0.254
PNI-09-24	533	668.5	135.5	0.228
Including	538	554	16	0.254
Including	593	597	4	0.444
PNI-09-25	513.5	515.5	2	0.410
PNI-09-25	804.4	808	3.6	0.299
PNI-09-25	917	971	54	0.174
PNI-09-25	1002.5	1030	27.5	0.208

NSV: No significant values.
Meterage provided is measured down-hole and intersection widths are interpreted to be approximately 90% of true width.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

          Highlights of metal concentration in the core including platinum and palladium and sulphide %.

Drill Hole	From	To	Core length	Ni %	Cu %	S %	Pt ppb	Pd ppb	Sulphide %
PNI-09-24	593	594	1	0.528	0.302	1.07	110	60	2.85
PNI-09-24	594	595	1	0.408	0.311	0.86	120	55	2.29
PNI-09-24	595	596	1	0.466	0.256	0.87	120	55	2.32
PNI-09-24	596	597	1	0.374	0.19	0.64	30	85	1.71
PNI-09-25	514	514.5	0.5	0.362	0.088	0.82	30	35	2.19
PNI-09-25	514.5	515	0.5	0.455	0.196	1.03	70	250	2.75

          Interpretation of the assays infers the presence of a disseminated Ni-Cu PGE (platinum group elements) concentration build up extending beyond 600 meters in DDH PNI-09-024 and over 1000 meters in DDH PNI-09-025. Geophysical surveys show that these conductive bodies are associated with the strongest Fluxgate TEM anomalies on the property. In addition, strong responses to the BHEM surveys indicates late channel (high conductance channels) conductivity build up beneath the drill holes.

          The surveys described below were used to model the interpretation of conductive anomalies on the property. The analysis concludes that the anomalies are deep, large and very compelling.

1.

Z-TEM Survey – an innovative airborne electromagnetic system with the ability to identify deep anomalies. Recent 2D inversion sections have for the first time identified at depth the shape structure, and conductive zones of the mafic and ultramafic intrusions.

2.

Ground TEM - proprietary long time constant, time domain electromagnetic surveys allowed for deep search (> 800 meters) for high conductance bodies commonly associated with Ni-Cu sulphides that have been missed by previous surveys methodologies.

3.

Ground and Airborne Magnetic Surveys - these surveys help to define the magnetic bodies below surface that often correlate to the ultramafics and mafic rocks on the property. In addition, UBC 3D inversions and Euler 3D inversions are employed to help determine the location of the form, internal structure, and deep kneels or feeder dykes associated with the intrusive bodies.

4.

BHEM Survey - a borehole electromagnetic survey is performed down the drill hole to detect conductive anomalies within, beside and below the drill hole to aid in the correlation with the new high priority, long time constant, surface TEM survey results constraining more accurate location of the conductor.

          One of the most exciting targets from the 2009 geophysical program was the identification of the location for drill-hole PNI-09-025 based on the initial results from the TEM surveys. The hole was drilled to a depth of 1,066 metres and terminated due to the limitations of the drill. The BHEM (down-hole geophysical survey) showed an increasingly large response towards an anomaly below the hole's final depth.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

          Low-frequency BHEM surveys were carried out in five of the 2009 drill holes, as well as seven older drill holes. A number of moderate to strong off-hole conductors were detected and are being evaluated as follow-up drill targets for the 2010 program. Three holes (07-001, 09-023 and 09-025) show anomalous increases in late time channels indicative of deep conductors below the base of the holes. These deep conductive zones correlate with high-priority long time-constant surface TEM anomalies. A more moderate off-hole anomaly is seen in drill-hole 09-24.

          Highlights of the BHEM survey results include:

Drill Hole	Results and comments
PNI-07-01 (Alpha Complex)

(150 millisecond reading) moderate off-hole conductor @ 120 m centered below and east of hole; short-wavelength mostly off-hole conductor at 440 m, anomalous long wavelength build up towards base of hole in the Z component, time constant > 30 millisecond.

PNI-09-23 (Beta Complex)	(150 millisecond reading) off-centered moderate in-hole response @ 450 m superimposed on long wavelength background, deep build-up to bottom of hole, time constant >35 millisecond.
PNI-09-24 (Beta Complex)	(150 millisecond, Z only) off-hole to edge anomaly, to the south @ 300 m
PNI-09-25 (Beta Complex)	(150 and 300 millisecond reading) off-hole anomaly to the SE @ 400 m, deep build-up to bottom of hole, time constant >100 millisecond.

          Apart from known ultramafics in the Alpha and Beta complexes, laterally extensive conductive and magnetic zones potentially caused by ultramafic bodies have been detected under several hundred meters of basalt cover and represent new ground TEM targets for 2010.

          The newly identified anomalies discovered on the Alpha and Beta Complexes are below current drill-hole depths. The 2010 drilling program will be designed to investigate the deeper source of these large and strong conductive bodies underlying the Alpha and Beta Complexes.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

SR1 property, Quebec

          During July 2009, a helicopter-supported team field-checked anomalies and anomaly trends identified by the 1,100 line km VTEM survey which was completed in 2008. Several occurrences of disseminated sulphide mineralization were discovered in and near mafic intrusives and one previously unmapped area of frost heave tentatively interpreted to be ultramafic. Multi-element ICP (inductively-coupled plasma emission spectrometry) analyses by ALS Chemex have been received on the 141 grab samples from sites with either visible sulphides or a rusty appearance. Nickel ranged from 500 to 2,000 ppm in 18 of the samples, copper from 1,000 to 19,300 ppm (1.93%) in 17 samples and cobalt from 75 to 175 ppm in 18 samples. Selected samples, including several from mineralization discovered by Falconbridge (now Xstrata) near the northwest end of the property, returned up to 0.061 ppm platinum and 0.199 ppm palladium.

HPM and Forgues property, Quebec

          In 2007 we granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in the 39 mining claims comprising the HPM and Forgues property in Quebec. In November 2009 Manicouagan Minerals had made the required option payments and exploration expenditures to earn a 50% interest in the property. Manicouagan has elected not to exercise its option to earn an additional 20% in the property; a formal 50-50 joint venture agreement is currently in process.

Copper King property (Western Utah Copper Company – “WUCC”), Utah

          The Western Utah Copper Company property is operated by Copper King Mining Corporation. As set out in the table below, we have an agreement to receive certain royalties for production at this property. On June 15, 2009 we filed an action for declaratory relief against WUCC in the United States District Court, Utah, requesting interpretation of and the status and rights under the agreement. On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009, we filed a response to the counterclaim. We believe that the counterclaim is without merit. Therefore, no provision has been made for the counterclaim in the financial statements. We recently became aware of an agreement that purports to grant a 2% net smelter return on that property to another party, which may result in a reduction of the net smelter return to us.

          We have mineral rights to a number of exploration properties in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,930 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an Option agreement with ITOCHU Corporation.
William Lake	Manitoba (70 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property		7,627 hectares	On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.
Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares	The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd , 1.1 g/t Au , and 5.7 g/t Ag .
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares	The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Property	Location	Claims area (approx.)	Comments
Manibridge	Manitoba (28 km SW Thompson )	274 hectares	We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.
Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,168 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan SR1, Nuvilik	Quebec	45,680 hectares	The properties are currently in the early exploration stage. Minergy Ltd. has an option to earn a 70% interest in 245 mining claims comprising the Nuvilik property.
Rainbow	Nunavut (380 km NW of Chur- chill, and 612 km N of Thompson)	3,472 hectares	The property is currently in the early exploration stage.
Copper King, Milford	Utah	2,830 hectares	The property is operated by Copper King Mining Corporation, and is also known as Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($11 million) and may be subject to a Net Profits Interest on copper production from certain claims (held by a group of private investors, which includes a current director of the Corporation) which will not exceed US$1.2 million ($1.3 million) in the aggregate.
Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Exploration Plans

          We are developing plans for our 2010 exploration program. We continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

Selected Financial Information

	Year ended November 30, 2009	Year ended November 30, 2008
Revenues	Nil	Nil
Expenses	1,269,173	1,972,406
Net income (loss)	(1,411,188)	(2,432,040)
Net income (loss) per share*	(0.02)	(0.04)

* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Results of Operations

          We received no operating revenues during the year ended November 30, 2009, which is unchanged from the previous year. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

          Pure Nickel reported a net loss of $1,411,188 or $0.02 per share for the year ended November 30, 2009, compared to a net loss of $2,432,040 or $0.04 per share for the year ended November 30, 2008. Of the loss, $217,206 is from a loss on foreign exchange for which the comparative figure is a gain of $302,950. The Corporation’s policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the loss results from the appreciation of the Canadian dollar during the last part of the year.

          General and administrative expenses for the year ended November 30, 2009 were $1,269,173 compared to $1,972,406 in the previous year. The decrease in expenses is attributable to lower stock-based compensation costs including those attributed from option grants to officers, directors and consultants of the Corporation pursuant to its stock option plan. Option grants were non-cash costs aggregating $104,843 for the year ended November 30, 2009 compared to $253,569 in the previous year. In addition, accounting and audit costs during 2009 decreased significantly from the prior year, and expenses in general were well controlled.

          Interest income decreased to $66,816 for the year ended November 30, 2009 compared to $301,390 for the comparative period due to a decrease in cash balances and a reduction in interest rates over the year. We invest idle funds conservatively so that returns are quite low. Change in fair value of investments is reported as a gain of $8,375 compared to a loss of $399,105 for the comparative period. When we receive warrants as part of an option agreement with a venture partner, under Generally Accepted Accounting Principles we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet reporting date. The gain resulted from changes in the fair value of the warrants, which are recorded as Investments of $10,750 at November 30, 2009.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

          Cash used by operating activities was $1,512,680, compared to $484,251 in the prior year. The cash flow use from the loss for the previous year was reduced by the write-down for impairment of mineral properties of $647,368 for the year ended November 30, 2008 compared to $nil in the current year and stock-based compensation expense of $104,843 for the year ended November 30, 2009 compared to $253,569 for November 30, 2008, since these are both non-cash expenses. Investing activities consumed cash of $4,202,736 for the year ended November 30, 2009 compared to $4,775,586 in the previous year, the bulk of which was due to the purchase of short-term investments. Pure Nickel did not raise any cash through financing activities in the years ended November 30, 2009 and 2008.

Quarterly Information

Selected financial information for the previous eight quarters is set out below.

	Quarter ended Nov. 30, 2009 $	Quarter ended Aug. 31, 2009 $	Quarter ended May 31, 2009 $	Quarter ended Feb. 28, 2009 $
Revenues	Nil	Nil	Nil	Nil
Expenses	465,473	103,651	330,850	369,199
Net income (loss)	(520,241)	(72,513)	(492,802)	(325,632)
Net income (loss) per share*	(0.008)	(0.001)	(0.007)	(0.005)
	Quarter ended Nov. 30, 2008 $	Quarter ended Aug. 31, 2008 $	Quarter ended May 31, 2008 $	Quarter ended Feb. 29, 2008 $
Revenues	Nil	Nil	Nil	Nil
Expenses	449,246	338,310	649,262	535,588
Net income (loss)	(168,024)	(1,088,537)	(763,474)	(412,005)
Net income (loss) per share*	(0.002)	(0.02)	(0.01)	(0.01)

* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Liquidity and Capital Resources

          Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and shares for services, property or other assets). Fluctuations in our share price will affect our ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

          We had cash and equivalents as well as short-term investments of $5,527,662 at November 30, 2009 compared to $7,750,559 at November 30, 2008. This balance includes restricted cash and cash equivalents of $86,946 (2008 - $nil) which are funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. Working capital was $5,351,560 at November 30, 2009 compared to $7,369,731 at November 30, 2008. Current liabilities at November 30, 2009 consisted of accounts payable and accrued liabilities payable totalling $325,018 compared to $455,827 at November 30, 2008.

          The exploration and development of our mineral projects will require substantial additional capital. A significant portion of the 2009 exploration program was funded by ITOCHU Corporation as part of the MAN project. Going forward, we continue to seek joint venture and other arrangements with partners by which we can advance the exploration of our properties without bearing all of the development cost directly. Management reviews the properties on a regular basis and abandons claims and writes off their book value when it is determined that further exploration is not likely to be productive.

          Management believes that the working capital on hand at November 30, 2009 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-Balance-Sheet Arrangements

          We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

          During the year ended November 30, 2009, we incurred legal expenses with a firm of which a director was a principal of $42,960 (2008 - $255,666), and we paid directors and companies controlled by directors $2,942 (2008 - $79,037) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

          A director of the Company is part of a group of investors that may have a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Proposed Transactions

          We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

          At November 30, 2009, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	4,460,000
Share purchase warrants	4,000,000

          The 4,000,000 warrants expire May 11, 2010.

Critical Accounting Estimates and Policies

          Our consolidated financial statements for the year ended November 30, 2009 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

          The most significant accounting estimates for us relate to the carrying values of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

 Following are our more critical accounting policies.

Mineral Properties

          Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

Foreign Currency Translation

          The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments, including Investments

          Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash and cash equivalents as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

          Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations, comprehensive loss and deficit.

Loss per Share

          Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Stock Based Compensation

          We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

Changes in Accounting Policies

General Standards of Financial Statement Presentation

          Effective December 1, 2008, we adopted the amended accounting standard CICA 1400, “General Standards of Financial Statement Presentation”. The standard provided revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The adoption of this standard has not had a significant impact on our financial statements.

International Financial Reporting Standards

          We will be required to adopt International Financial Reporting Standards (IFRS) in the first quarter ended February 29, 2012. The conversion to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

          Our conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. We are currently in the scoping and planning phase which entails, among other things, identifying the resources required, areas for review and establishing a project plan and timetable.

Other changes

          In June 2009, the CICA issued amendments to CICA Handbook Section 3862 – Financial Instruments – Disclosures. Section 3862 amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. We have adopted the standard effective December 1, 2008. The adoption of this standard has not had a significant impact on our consolidated financial statements.

          In June 2009, the CICA issued amendments to CICA Handbook Section 1506 – Accounting Changes. Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments are effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The adoption of IFRS is not expected to qualify as an accounting change under CICA 1506.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

          On March 27, 2009, the Emerging Issues Committee issued EIC-174 – Mining Exploration Costs. In this EIC the Committee provided additional guidance for an enterprise that has initially capitalized exploration costs and has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We have adopted EIC-174 in these financial statements. The adoption of this EIC has not had a significant impact on our consolidated financial statements.

         On January 20, 2009, the Emerging Issues Committee issued EIC-173 – Credit Risk and Fair Value of Financial Assets and Financial Liabilities. In this EIC the Committee determined that the credit risk specific to the entity and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. We have adopted EIC-173 in these financial statements. The adoption of this EIC has not had a significant impact on our consolidated financial statements.

          In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-Controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These sections are applicable for our interim and annual consolidated financial statements for its fiscal year beginning December 1, 2011. We have not yet determined the impact of the adoption of these standards on its consolidated financial statements.

Disclosure Controls and Procedures

          Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the year ended November 30, 2009 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to us was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

          Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the year ended November 30, 2009 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Economic Factors

          Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

          We report our financial results in Canadian dollars although our revenues, if any, will be primarily earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

Risks

Selected risk factors are shown below. Additional risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml

We have a limited operating history and as a result there is no assurance we can operate profitably or with a positive cash flow.

          We have a limited operating history and are an exploration stage company. Our operations are subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that the Corporation plans to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The amounts disbursed by us in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, we may decide to abandon our claims and in fact have abandoned some already.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

If we do not obtain additional financing, our business will fail and investors could lose their investment.

          We had cash and equivalents of $1,985,143 and working capital was $5,351,560 at November 30, 2009. We do not currently generate revenues or cash flows from operations (except for interest income and payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). Our business plan calls for substantial investment and costs in connection with the exploration of our mineral properties. In order to maintain certain of our property claims and joint venture agreements in good standing, we must incur certain minimum exploration expenditures on an ongoing basis. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. There are no arrangements in place for additional financing and there is no assurance that we will be able to find such financing if required.

          We are an exploration company with an accumulated deficit of $11,707,326 as at November 30, 2009. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

Because there is no assurance that we will generate revenues, we face a high risk of business failure.

          We have not earned any revenues to date and have never had positive cash flow. Before being able to generate revenues, we will incur substantial operating and exploration expenditures without receiving any revenues. Therefore we expect to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from our activities, we will not be able to earn profits or continue operations. Based upon current plans, we expect to incur significant operating losses in the future. We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. There is no assurance that we will ever generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business may fail and our investors could lose some or all of their investment.

There are no known reserves of minerals on our mineral claims and there is no assurance that we will find any commercial quantities of minerals.

          We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that it can be done on a profitable basis. Substantial expenditures will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving no return or an inadequate return on invested capital.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Because of the speculative nature of the exploration of natural resource properties, there is substantial risk that our business will fail.

          While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. There is no assurance that any of the claims that we will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of us to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines.

          Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

We are subject to market factors and volatility of commodity prices beyond our control.

          The marketability of mineralized material that we may acquire or discover will be affected by many factors beyond our control. These factors include market fluctuations in the prices of minerals sought which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be predicted, but may result in a very low or negative return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by us would have a material adverse effect on us, and could result in the suspension of our exploration programs or mining operations.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Our stock price could be volatile

          Market prices of securities of many public companies have experienced significant fluctuations in price that have not been related to the operating performance, underlying asset values or prospects of such companies. The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of nickel, future operating results, changes in estimates of our performance by securities analysts, market conditions for natural resource companies in general, and other factors beyond our control could cause a significant decline of the market price of our common shares.

If we do not make certain payments or fulfill other contractual obligations, we may lose our option rights and interests in our joint ventures.

          We may, in the future, be unable to meet our share of costs incurred under option or joint venture agreements to which we are a party and we may have our interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on us.

We may not have good title to our mining claims, potentially impairing our value.

          Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims, and title may be affected by undetected defects. There can be no assurance that we will be able to obtain the required mining and other permits for any of our mineral projects, if, as, and when mining operations come viable at such mining projects.

If key employees or consultants leave the company, we will be harmed since we are heavily dependent upon them for all aspects of our activities.

          We are dependent upon key employees and contractors, the loss of any of whom could have a negative impact on our ability to operate the business and could cause a decline in the value of, or cash flows from, our properties or additional costs resulting from a delay in development or exploration of properties.

If we do not comply with all applicable regulations, we may be forced to halt our business activities and/or incur significant expense.

          We are subject to government and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of exploration, mining operations and reclamation. We cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of our Canadian and/or U.S. properties, including those with respect to unpatented mining claims.

          Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities that may result in operations ceasing or being curtailed; and may include corrective measures requiring capital expenditures, installation of additional equipment, or other expensive and/or time-consuming remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties’ activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

          Our activities are not only subject to extensive federal, provincial, state and local regulations controlling the exploration and mining of mineral properties, but also the possible effects of such activities upon the environment as well as costs, cancellations and delays resulting from lobbying activities of environmental groups. Future legislation and regulations could cause additional disbursements, capital expenditures, restrictions and delays in the development of our properties, the extent of which cannot be predicted. Also, as noted above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. If we become more active on our properties, compliance with environmental regulations may increase our costs. Such compliance may include feasibility studies on the surface impact of proposed operations; costs associated with minimizing surface impact, water treatment and protection, reclamation activities including rehabilitation of sites, on-going efforts at alleviating the mining impact on wildlife, and permits or bonds as may be required to ensure our compliance with applicable regulations. The costs and delays associated with such compliance may result in us deciding not to proceed with exploration, development or mining operations on any mineral properties.

Exercise of outstanding warrants, options, and other future issuances of securities will result in dilution of our common shares.

          As of November 30, 2009, there were 67,765,559 common shares issued and outstanding as well as warrants and options as set out in the Share Capital note above.

          The holders of the warrants and options are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of warrants and options may exercise such securities at a time when we would otherwise be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by those outstanding rights.

          The increase in the number of common shares issued and outstanding and the possibility of sales of such shares may depress the market price of our common shares. In addition, as a result of any such issuances the votes of existing shareholders will be diluted.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2009

Forward-Looking Statements

          This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

          Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.